

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2018

Via E-mail
Matthew E. Monaghan
Chairman of the Board of Directors,
    President and Chief Executive Officer
Invacare Corporation
One Invacare Way
Elyria, Ohio 44035

Re: **Invacare Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2017
       Filed March 9, 2018
       File No. 1-15103

Dear Mr. Monaghan:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. It appears from your website that you seek applications for distributorship of your products in North Korea and Sudan. North Korea and Sudan are countries that are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure in the Form 10-K about contacts with North Korea and Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with North Korea and Sudan, whether through subsidiaries, distributors, dealers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to North Korea

and Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance